Superior Venture Corporation

Suite 220-2 Old Brompton Road

South Kensington, London, SW7 3DQ

December 3, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Craig H. Arakawa

Re:	Superior Venture Corp. Form 8-K Filed November 9, 2012 File No. 001-35316

Dear Mr. Arakawa:

I write on behalf of Superior Venture Corporation, (the “Company”) in response to Staff’s letter of November 26, 2012, by Craig H. Arakawa, Staff Accountant, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, filed November 9, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 8-K filed November 9, 2012

1. We note your response to comment 1 from our letter dated November 20, 2012 and understand that you have retained Peter Messineo CPA as your independent registered public accountant. However, if the transaction between Ilustrato Pictures Ltd. and Superior Venture Corp is a reverse merger, a change in accountants is presumed to have occurred unless one accountant audited both the premerger financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered to be the predecessor accountant. Please provide the change in accountant disclosures set forth in Item 304 of Regulation S-K. Also include a letter from the former accountant regarding its concurrence or disagreement with the statements made by you in the current report.

In response to this comment, the Company filed an amended 8-K with the change in accountant disclosures set forth in Item 304 of Regulation S-K, and also included a letter from the former accountant, James Stafford, Inc. Chartered Accountants.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Brian Hammond

Brian Hammond

Superior Venture Corporation

Suite 220-2 Old Brompton Road

South Kensington, London, SW7 3DQ

Via EDGAR

December 3, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Craig H. Arakawa, Staff Accountant

Re:	Superior Venture Corp. Form 8-K Filed November 9, 2012 File No. 001-35316

Dear Mr. Arakawa:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 26, 2012 by Craig H. Arakawa, Staff Accountant, of the United States Securities and Exchange Commission (the “Commission”), this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Superior Venture Corporation.

By:	/s/ Brian Hammond Brian Hammond
Chief Executive Officer

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